Exhibit 99.1

PRESS RELEASE

West Atlantic to Lease First Converted Airbus A320 Freighter Aircraft From AerCap

Amsterdam, The Netherlands; October 19, 2010 - AerCap Holdings N.V. (“AerCap,” “the Company”, NYSE: AER) today announced that it has placed the first converted Airbus A320s freighters from its fleet on lease with European cargo operator West Atlantic. These aircraft are part of a passenger to freighter (“P2F”) conversion project for up to thirty A320 aircraft that AerCap agreed with Airbus Freighter Conversions (“AFC”) in 2008.

Under the lease agreement between AerCap and West Atlantic, which is subject to finalization of terms and conditions, West Atlantic will become launch operator for the A320 P2Fs by taking an initial three aircraft on lease from AerCap with deliveries between 2012 and mid-2013, with the option of a further four aircraft by 2015.

AerCap, AerCap’s subsidiary AeroTurbine and AFC will provide certain spares, crew training and line support to West Atlantic for facilitating the entry of the converted aircraft into service.

West Atlantic is one of Europe’s largest all cargo regional operators, with a long history of operating scheduled and ad hoc freight charter services for integrators, post and express parcels, and feeder operations.

Klaus Heinemann, CEO of AerCap, said: “The announcement of West Atlantic as launch operator for our P2F aircraft represents a substantial milestone for AerCap and AFC in developing the conversion project. AerCap’s expansion into the freighter segment with the A320 P2F will further advance the diversification of our asset and customer base and provide residual value enhancement for older A320 aircraft.”

“The A320 P2F program is an exciting project and we are delighted to be the launch operator for this new freighter,” said West Atlantic Sales & Operations Director, Russell Ladkin. “The A320 provides significant competitive advantage over the established market competition and we are looking forward to building upon the success of this advanced aircraft”.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com